UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

MWI Veterinary Supply, Inc.

(Name of Subject Company)

MWI Veterinary Supply, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

55402X 10 5

(CUSIP Number of Class of Securities)

James F. Cleary, Jr.

President and Chief Executive Officer

3041 W. Pasadena Dr.

Boise, Idaho 83705

(208) 955-8930

With copies to:

Stephen M. Leitzell Esq.

Dechert LLP

2929 Arch Street

Philadelphia, Pennsylvania 19104

(215) 994-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on January 26, 2015 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by MWI Veterinary Supply, Inc., a Delaware corporation (“MWI”).  The Schedule 14D-9 relates to the tender offer by Roscoe Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of AmerisourceBergen Corporation, a Delaware corporation (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Parent with the SEC on January 26, 2015, pursuant to which Purchaser has offered to purchase all of the outstanding shares of common stock, par value $0.01 per share, of MWI (the “Shares”) at a purchase price of $190.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 26, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”).

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

2

ITEM 4.    THE SOLICITATION OR RECOMMENDATION

1.  Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the first sentence of the second paragraph under the heading “Opinion of the Company’s Financial Advisor—J.P. Morgan Securities LLC—Discounted Cash Flow Analysis” with the following:

“J.P. Morgan calculated the unlevered free cash flows that the Company is expected to generate during the second quarter 2015 through fiscal year 2024 based upon (i) the Company Base Case forecasts for the second quarter of 2015 through fiscal year 2019, which such forecasts are more fully described under the heading “Certain Company Forecasts—Important Information Concerning the Company Management Forecasts—Base Case Scenario” and (ii) certain extrapolations of such forecasts (which such extrapolations were prepared by the Company’s management at the request of J.P. Morgan solely for purposes of J.P. Morgan’s valuation analysis and which such extrapolations were not provided to Parent or Purchaser) for fiscal years 2020 through 2024 set forth below:

Management Extrapolations

Fiscal Year Ended September 30

($ in thousands)

	2020	2021	2022	2023	2024
Revenues	$4,801,303	$5,078,201	$5,315,763	$5,506,548	$5,644,212
EBITDA	$246,815	$261,908	$275,088	$285,954	$294,155
Depreciation and Amortization	$(21,027)	$(23,098)	$(25,107)	$(27,001)	$(28,728)
EBIT	$225,788	$238,810	$249,981	$258,953	$265,427
Income Taxes	$(87,606)	$(92,658)	$(96,993)	$(100,474)	$(102,986)
Net Income	$138,182	$146,152	$152,989	$158,479	$162,441
Unlevered Free Cash Flow(1)	$95,077	$107,691	$120,306	$132,601	$144,234

(1) “Unlevered Free Cash Flow” means earnings before interest and taxes (inclusive of other income/net), less taxes, plus depreciation and amortization, less capital expenditures, and less the amount of any increase or plus the amount of any decrease in net working capital.  In calculating unlevered free cash flow, stock—based compensation expense was treated as a cash expense.”

2.  Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following sentence immediately prior to the last sentence of the second paragraph under the heading “Certain Company Forecasts—Important Information Concerning the Company Management Forecasts”:

“J.P. Morgan relied only upon the Base Case for purposes of rendering its opinion to the Board and in performing its related financial analyses, as described above under the heading “—Financial Analyses and Opinions.”  When first providing the Forecasts to J.P.

3

Morgan, management directed J.P. Morgan to utilize only the Base Case for purposes of performing its financial analysis due to the inherent uncertainty of the Company’s assumptions about illustrative future acquisitions and associated future cash flows reflected in the Acquisition Case.”

3.  Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following sentence to the end of footnote three to the table under the “Certain Company Forecasts—Important Information Concerning the Company Management Forecasts—Base Case Scenario”:

“In calculating unlevered free cash flow, stock—based compensation expense was treated as a cash expense.”

4.  Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following sentence to the end of footnote three to the table under the “Certain Company Forecasts—Important Information Concerning the Company Management Forecasts—Acquisition Case Scenario”:

“In calculating unlevered free cash flow, stock—based compensation expense was treated as a cash expense.”

5.  Item 8 of the Schedule 14D-9 under the heading “Certain Litigation” is hereby amended and supplemented by adding the following at the end of such section:

“On February 4, 2015, Winners Circle Investment Club filed a motion to expedite proceedings relating to its motion for a preliminary injunction to prevent the consummation of the transactions contemplated by the Merger Agreement.  Following a hearing on February 10, 2015, the Court granted in part and denied in part the motion.  The Court denied expedition with respect to (i) Winners Circle Investment Club’s Revlon claims challenging the process by which the transactions contemplated by the Merger Agreement were evaluated, negotiated, and approved and (ii) Winners Circle Investment Club’s claims challenging the disclosures related to that process, and granted expedition with respect to Winners Circle Investment Club’s claims challenging the disclosures related to the summary of J.P. Morgan’s financial analysis and fairness opinion.  The Court has scheduled a hearing on Winners Circle Investment Club’s motion for a preliminary injunction for February 20, 2015.”

4

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

MWI VETERINARY SUPPLY, INC.

Dated: February 13, 2015	By:	/s/ Mary Patricia B. Thompson
	Name:	Mary Patricia B. Thompson
	Title:	Senior Vice President of Finance and Administration and Chief Financial Officer

5